UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6 )*

RESOURCE AMERICA, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

761195205
(CUSIP Number)

May 25, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	761195205	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ x ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	2,264,400
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	-0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER	2,264,400
PERSON WITH:	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,264,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.87%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	761195205	Page 3 of 5

Item 1(a).	Name of Issuer: This statement on Schedule 13G relates to the common stock, par value $0.01 per share, of RESOURCE AMERICA, INC. (the “Company”). It amends the Schedule 13D filed December 24, 2015. The previous Schedule 13G, Amendment #5, was filed June 1, 2015. The switch herein from Schedule 13D to Schedule 13G is being made pursuant to Rule 13d-1(h) and the SEC Interpretation 103.07 issued on January 3, 2014.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Crescent Drive, Suite 2013
Philadelphia PA 19112

Item 2(a).	Name of Person Filing:

 Leon G. Cooperman (“Mr. Cooperman”). Mr. Cooperman is, among other activities, an investor engaged in investing for his own account. Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of Omega Charitable Partnership L.P. (“Charitable LP”), an exempted limited partnership registered in the Cayman Islands. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the ultimate controlling person of Associates. The principal business office of Associates and Charitable LP is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

Mr. Cooperman has an adult son named Michael S. Cooperman. Mr. Cooperman has investment authority over Michael S. Cooperman accounts, including the Michael S. Cooperman WRA Trust dated November 29, 2010.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton FL 33428.

Item 2(c).	Citizenship:

Mr. Cooperman is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock (the "Shares").

Item 2(e).	CUSIP Number:

761195205

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c):

This Item 3 is inapplicable.

CUSIP No .	761195205	Page 4 of 5

Item 4.	Ownership.

(a) (b) Amount beneficially owned and Percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 2,264,400 Shares, which constitutes approximately 10.87 % of the total number of Shares outstanding. This consists of 364,400 Shares owned by Charitable LP; 300,000 Shares owned by the Michael S. Cooperman; 400,000 Shares owned by the Michael S. Cooperman WRA Trust dated November 29, 2010; and 1,200,000 Shares owned by Mr. Cooperman;

(c)	The information contained in items 5-11 on the cover pages is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

CUSIP No .	761195205	Page 5 of 5

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 26, 2016

LEON G. COOPERMAN

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).